                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                            ARV ASSISTED LIVING, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    00204C107
                                 (CUSIP Number)

                                Gary L. Davidson
                               59 Hillsdale Drive
                             Newport Beach, CA 92660
                                 (714) 759-8272

                                 with a copy to:

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6237

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 16, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                                     1 of 7

                                  SCHEDULE 13D


CUSIP No. 00204C107

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GARY L. DAVIDSON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          33,695 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            33,695 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      33,695 shares
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK BELIEVED
      OUTSTANDING ON DECEMBER 8, 1997
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------



                                     2 of 7

                                  SCHEDULE 13D


CUSIP No. 00204C107

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 DAVIDSON FAMILY PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK BELIEVED
      OUTSTANDING ON DECEMBER 8, 1997
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------



                                     3 of 7

                                  SCHEDULE 13D


CUSIP No. 00204C107

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GARY L. DAVIDSON FUNDED REVOCABLE LIVING TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK BELIEVED
      OUTSTANDING ON DECEMBER 8, 1997
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------



                                     4 of 7

                            ARV ASSISTED LIVING, INC.
                                  Common Stock

                                  SCHEDULE 13D

                  This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed with the Commission on July 23, 1997 by Gary L. Davidson, the Davidson Family Partnership, a California general partnership, the Gary L. Davidson Funded Revocable Living Trust and certain other filing parties set forth therein, as previously amended (the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

                  This Amendment relates to the sale by the Davidson Family Partnership and the Gary L. Davidson Funded Revocable Living Trust (collectively, the "Davidson Sellers") of all of their respective shares of Common Stock of the Company on January 16, 1998 to Prometheus, and, in connection with such sale, the Davidson Sellers' granting to Prometheus an irrevocable proxy to vote the shares of Common Stock covered in such sale.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 as previously filed is amended to add information as follows:

                  (a) The Reporting Persons beneficially own securities of the Company as follows: Gary L. Davidson beneficially owns 33,695 shares (or approximately 0.2% of the outstanding shares of the Company as of December 8,
1997), all of which shares may be acquired pursuant to the exercise of vested options; the Davidson Family Partnership beneficially owns 0 shares; the Gary L. Davidson Funded Revocable Living Trust beneficially owns 0 shares; excluded from the foregoing are 9,423 Shares beneficially owned by Gary L. Davidson and held of record by the ARV ESOP Plan as of December 8, 1997.

                  (b) The Reporting Persons have the following voting power and dispositive power with respect to their shares listed in Section 5(a):

                  (i)      sole power to vote or to direct the vote

                  Gary L. Davidson                                 33,695 Shares
                  Davidson Family Partnership                           0 Shares
                  Gary L. Davidson Funded Revocable
                   Living Trust                                         0 Shares

                  (ii)     shared power to vote or to direct the vote

                  Gary L. Davidson:                                     0 Shares
                  Davidson Family Partnership                           0 Shares
                  Gary L. Davidson Funded
                    Revocable Living Trust                              0 Shares

                  (iii)    sole power to dispose or to direct the disposition of



                                     5 of 7

                  Gary L. Davidson                                 33,695 Shares
                  Davidson Family Partnership                           0 Shares
                  Gary L. Davidson Funded
                    Revocable Living Trust                              0 Shares

                  (iv) shared power to dispose or to direct the disposition of

                  Gary L. Davidson                                      0 Shares
                  Davidson Family Partnership                           0 Shares
                  Gary L. Davidson Funded
                    Revocable Living Trust                              0 Shares

                  (c) On January 16, 1998, the Davidson Sellers collectively sold 926,131 shares of Common Stock of the Company pursuant to a share purchase agreement with Prometheus, a copy of which is attached as an Exhibit hereto and is hereby incorporated by reference herein (the Share Purchase Agreement").

                  (e) On January 16, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Company. Accordingly, the Reporting Persons' obligation to continue to file amendments to the Schedule 13D ceased.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with the January 16, 1998 sale of 926,131 shares of Common Stock by the Davidson Sellers to Prometheus, the Davidson Sellers (i) entered into the Share Purchase Agreement, and (ii) granted to Prometheus an irrevocable proxy to vote the shares of Common Stock covered by such share purchase agreement, a copy of which is attached as an Exhibit hereto and is hereby incorporated by reference herein (the "Proxy"). All references to the Share Purchase Agreement and the Proxy are qualified in their entirety by the full text of such documents.

Item 7.           Materials to be filed as Exhibits.

Exhibit No.       Exhibit
-----------       -------

99.4 Share Purchase Agreement dated January 16, 1998, by and among Prometheus and the Davidson Sellers.

99.5 Irrevocable Proxy dated January 16, 1998, granted to Prometheus by the Davidson Sellers.


                                     6 of 7

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1998


                                            /s/ Gary L. Davidson
                                            ------------------------------------
                                            Gary L. Davidson


                                            DAVIDSON FAMILY PARTNERSHIP


                                            By:
                                                /s/ Gary L. Davidson
                                                --------------------------------
                                                Name: Gary L. Davidson
                                                Title: Partner


                                            GARY L. DAVIDSON FUNDED REVOCABLE
                                            LIVING TRUST


                                            By:
                                                /s/ Gary L. Davidson
                                                --------------------------------
                                                Name: Gary L. Davidson
                                                Title: Trustee



                                     7 of 7